EXHIBIT 99.1

FOR: FIRSTSERVICE CORPORATION

COMPANY CONTACTS:

Jay S. Hennick
President & CEO
416) 960-9500

John B. Friedrichsen
Senior Vice President & CFO
(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports strong third quarter results; Increases current year earnings outlook; Provides preliminary outlook for next year

FISCAL 2005 THIRD QUARTER HIGHLIGHTS:
●	Adjusted diluted EPS triples to US$0.27
●	Adjusted net earnings triples to US$8.3 million
●	Revenues up 49% to US$222 million
●	Preliminary outlook for next year including adjusted EPS range of US$0.97-US$1.05

TORONTO, Canada, January 26, 2005 - FirstService Corporation (Nasdaq: FSRV; TSX: FSV.SV) today reported results for its third quarter ended December 31, 2004. Quarterly revenues were $221.9 million (all amounts are in US dollars), up 49% over the same period last year. Both EBITDA and operating earnings more than doubled, with EBITDA of $24.4 million compared to $9.9 million in the prior year period and operating earnings of $14.8 million compared to $6.0 million in the third quarter last year 1.

Adjusted net earnings from continuing operations2 were $8.3 million, up from $2.7 million in the prior year period. The adjustment relates to the amortization of short-lived intangible assets recognized upon the recent acquisition of CMN International, Inc. and in particular, the estimated fair value of the backlog of pending real estate brokerage transactions and listings that existed at the acquisition date. Adjusted diluted earnings per share from continuing

1.	See "Reconciliation of EBITDA to operating earnings" below.
2.	See "Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share" below.

operations were $0.27, up three-fold from $0.09 in the prior year. All per-share figures reflect the 2 for 1 stock split completed on December 15, 2004.

Third quarter results reflect a continuation of the strong operating trends reported in the first and second quarters as well as the impact of acquisitions made during the year. Nine-month revenues were $577.6 million, an increase of 27% relative to the prior year period, including internal growth of 11%. Year-to-date adjusted net earnings were $25.1 million, up 63%, and adjusted diluted earnings per share from continuing operations were $0.83, up 57% versus $0.53 one year ago.

About FirstService Corporation
FirstService is a leader in the rapidly growing service sector, providing services in the following areas: commercial real estate services; residential property management; commercial security systems; property improvement and business services.  Market-leading brands include Colliers International in commercial real estate; Continental, Wentworth and Prime Management in residential property management; Intercon Security and SST in commercial security systems; California Closets, Paul Davis Restoration and Pillar to Post Home Inspections in property improvement; and Resolve Corporation in business services.

FirstService is a diversified service company with more than US$1 billion in annualized revenues and more than 15,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Operating Results
Commercial Real Estate Services, established with the acquisition of CMN on November 30, 2004, provided its initial contribution to reported results in the third quarter. For the month of December, extremely strong results were generated, well in excess of the expectations set forth in the Company’s previous outlook. Revenues totalled $49.6 million and EBITDA was $10.7 million. December is traditionally the peak period for brokerage activity, and brokerage operations in North America, Australia and Eastern Europe reported strong results as more transactions closed during the month than were expected, including several sizeable transactions.

Residential Property Management revenues increased to $65.6 million for the quarter, 20% higher than in the prior year period. Internal growth of 10% was attributable to growth in contractual property management revenues. Revenue growth from acquisitions of 10% included property management acquisitions in Chicago and Las Vegas, both representing new regional markets for FirstService. EBITDA for the quarter was $4.1 million at a margin of 6.2%, up significantly from $2.2 million and 4.0% one year ago. The increase in margin reflects higher productivity in property services operations and change in mix due to recent acquisitions.

Third quarter revenues in Property Improvement Services totalled $27.8 million, an increase of 15% over the prior year period. The Paul Davis Restoration and California Closets franchise systems, as well as the Company’s California Closets "branchise" stores, produced strong revenue gains. EBITDA was $2.9 million in the current quarter, similar to the prior year period.

Integrated Security Services revenues in the third quarter were $37.2 million, up 14% relative to the prior year period. Internal growth accounted for 5% of the increase, while acquisitions represented 5% and foreign exchange on Canadian operations accounted for 4%. Internal growth was attributable to higher systems installation revenues. EBITDA was $2.9 million and the margin was similar to last year at 7.8%.

Third quarter Business Services revenues were $41.3 million, an increase of 11% relative to the prior year period. Excluding the impact of foreign exchange on Canadian operations, revenue growth was 7%. EBITDA was $6.3 million or 15.2% of revenues, up 61% from $3.9 million or 10.5% of revenues in the third quarter last year. The margin increase reflects productivity gains and high capacity utilization in the customer contact centers during the quarter. Fourth quarter results are not expected to be as strong sequentially and comparatively due to expected client volume fluctuations and the non-recurrence of a significant promotional project last year.

Quarterly corporate costs were $2.5 million, up 25% from $1.8 million in the prior year period due to costs related to Sarbanes-Oxley compliance and higher performance-based executive compensation accruals.

For a reconciliation of segmented EBITDA to operating earnings, see "Segmented Revenues, EBITDA and Operating Earnings" below.

Financial Outlook
Based on the strong operating results to date and expectations for the balance of the year, FirstService is increasing and updating the outlook previously issued on November 30, 2004.

(in millions of US dollars, except per share amounts)	Year ending March 31, 2005		Year ending March 31, 2006
	Previous	Updated	Preliminary

Revenues	$745.0 - $775.0	$775.0 - $800.0	$1,050 - $1,100
EBITDA	66.0 - 69.0	73.0 - 76.0	90.0 - 95.0
Adjusted diluted earnings per share from continuing operations	Not provided	$0.83 - $0.88	$0.97 - $1.05

Note: The updated outlook assumes: (i) no further acquisitions or divestitures completed during the outlook period; (ii) a currency exchange rate of C$0.8200 per US$1.0000; and (iii) a 100 basis point increase in floating interest rates during the outlook period. The updated outlook is based on current expectations of existing operations and is forward-looking. Actual results, in particular non-recurring commercial real estate brokerage revenues, may differ materially. The Company undertakes no obligation to update this information.

Conference Call
FirstService will be holding a conference call on Wednesday, January 26, 2005 at 11:00 am Eastern Time to discuss results for the third quarter, the outlook for the remainder of fiscal 2005 and the preliminary outlook for fiscal 2006. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investor Relations / News Releases" section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

	Three months ended		Nine months ended
	December 31		December 31

	2004	2003	2004	2003

Revenues	$221,884	$148,704	$577,628	$454,579
Cost of revenues	140,187	104,647	383,947	314,749
Selling, general and administrative expenses	57,274	34,184	128,453	95,259
Depreciation	3,916	3,390	10,654	9,631
Amortization of intangibles other than backlog	739	474	2,041	1,571
Amortization of backlog (1)	4,958	-	4,958	-

Operating earnings	14,810	6,009	47,575	33,369
Interest	2,798	1,992	7,357	6,097

	12,012	4,017	40,218	27,272
Income taxes	3,484	1,003	11,664	8,909

	8,528	3,014	28,554	18,363
Minority interest share of earnings	3,361	364	6,628	2,995

Net earnings from continuing operations	5,167	2,650	21,926	15,368
Net (loss) earnings from discontinued operation, net of income taxes	-	(640)	-	2,023
(Loss) gain on sale of discontinued operation, net of income taxes	(225)	-	1,936	-

Net earnings	$4,942	$2,010	$23,862	$17,391

Net earnings per share (2)
Basic
Continuing operations	$0.17	$0.09	$0.74	$0.54
Discontinued operation	-	(0.02)	-	0.07
(Loss) gain on sale of discontinued operation	(0.01)	-	0.06	-

	$0.16	$0.07	$0.80	$0.61

Diluted
Continuing operations	$0.17	$0.09	$0.72	$0.53
Discontinued operation	-	(0.02)	-	0.07
(Loss) gain on sale of discontinued operation	(0.01)	-	0.06	-

	$0.16	$0.07	$0.78	$0.60

Adjusted diluted net earnings per share from continuing operations (3)	$0.27	$0.09	$0.83	$0.53

Weighted average shares Basic	29,802	28,454	29,683	28,376
outstanding: (in thousands) Diluted	30,376	29,190	30,255	28,828

Notes
(1) Estimated amortization of short-lived backlog intangible asset recognized upon the acquisition of CMN. Backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions, which is expected to be 3 to 6 months. The CMN purchase price allocation will be finalized in the fourth quarter.
(2) Share and per-share information has been updated for each period presented to reflect the 2 for 1 stock split completed on December 15, 2004.
(3) See "Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share" below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived backlog intangible asset recognized upon the acquisition of CMN. All of the adjustments are non-cash and are considered "non-GAAP financial measures" under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended		Nine months ended
	December 31		December 31

	2004	2003	2004	2003

Adjusted operating earnings	$19,768	$6,009	$52,533	$33,369
Amortization of backlog	(4,958)	-	(4,958)	-

Operating earnings	$14,810	$6,009	$47,575	$33,369

Adjusted net earnings from continuing operations	$8,340	$2,650	$25,099	$15,368
Amortization of backlog	(4,958)	-	(4,958)	-
Deferred income taxes	1,785	-	1,785	-

Net earnings from continuing operations	$5,167	$2,650	$21,926	$15,368

Adjusted diluted net earnings per share from continuing operations	$0.27	$0.09	$0.83	$0.53
Amortization of backlog, net of deferred income taxes	(0.10)	-	(0.11)	-

Diluted net earnings per share from continuing operations	$0.17	$0.09	$0.72	$0.53

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States or Canadian generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended		Nine months ended
	December 31		December 31

	2004	2003	2004	2003

EBITDA	$24,423	$9,873	$65,228	$44,571
Depreciation	(3,916)	(3,390)	(10,654)	(9,631)
Amortization of intangibles other than backlog	(739)	(474)	(2,041)	(1,571)
Amortization of backlog	(4,958)	-	(4,958)	-

Operating earnings	$14,810	$6,009	$47,575	$33,369

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31	March 31
	2004	2004

Assets
Cash and cash equivalents	$44,969	$15,620
Accounts receivable	169,707	97,367
Inventories	19,818	15,229
Prepaids and other current assets	19,600	19,017

Current assets	254,094	147,233
Fixed assets	55,169	49,826
Other non-current assets	19,704	17,198
Goodwill and intangibles	301,163	223,296

Total assets	$630,130	$437,553

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$161,637	$69,879
Other current liabilities	5,733	12,987
Long term debt - current	17,019	3,502

Current liabilities	184,389	86,368
Long term debt less current portion	205,443	160,386
Deferred income taxes	31,185	19,594
Minority interest	25,381	16,104
Shareholders’ equity	183,732	155,101

Total liabilities and equity	$630,130	$437,553

Total debt, excluding interest rate swaps	$219,834	$157,083

Total debt, net of cash, excluding interest rate swaps	174,865	141,463

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Nine months ended December 31

	2004	2003

Operating activities
Net earnings	$23,862	$17,391
Less: net earnings from discontinued operation	-	(2,023)
Less: gain on sale of discontinued operation	(1,936)	-
Items not affecting cash:
Depreciation	10,654	9,631
Amortization of intangibles other than backlog	2,041	1,571
Amortization of backlog	4,958	-
Deferred income taxes	(911)	628
Minority interest share of earnings	6,628	2,994
Other	743	469

Changes in operating assets and liabilities	(10,662)	(625)

Net cash provided by operating activities	35,377	30,036

Investing activities
Acquisitions of businesses, net of cash acquired	(56,715)	(15,869)
Purchases of fixed assets, net	(10,656)	(9,048)
Other investing activities	3,306	(1,485)

Net cash used in investing	(64,065)	(26,402)

Financing activities
Increase in long-term debt	47,944	3,182
Other financing activities	2,154	102

Net cash used in financing	50,098	3,284

Net cash provided by (used in) discontinued operation	4,679	(33)

Effect of exchange rate changes on cash	3,260	(1,006)

Increase in cash and cash equivalents during the period	29,349	5,879
Cash and cash equivalents, beginning of period	15,620	5,378

Cash and cash equivalents, end of period	$44,969	$11,257

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improve-ment Services*	Business Services	Corporate	Consolidated

Three months ended December 31

2004
Revenues	$65,617	$49,599	$37,196	$27,813	$41,258	$401	$221,884
EBITDA	4,100	10,731	2,902	2,924	6,282	(2,516)	24,423
Operating earnings	2,797	5,508	2,282	2,040	4,725	(2,542)	14,810

2003
Revenues	$54,887	$-	$32,592	$24,088	$37,042	$95	$148,704
EBITDA	2,202	-	2,561	2,992	3,899	(1,781)	9,873
Operating earnings	1,639	-	2,078	1,829	2,283	(1,820)	6,009

	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improve-ment Services*	Business Services	Corporate	Consolidated

Nine months ended December 31

2004
Revenues	$215,639	$49,599	$106,909	$90,354	$114,661	$466	$577,628
EBITDA	18,128	10,731	8,156	19,641	14,640	(6,068)	65,228
Operating earnings	14,455	5,508	6,424	17,333	10,036	(6,181)	47,575

2003
Revenues	$183,828	$-	$92,313	$71,920	$106,248	$270	$454,579
EBITDA	14,855	-	6,836	14,944	12,825	(4,889)	44,571
Operating earnings	11,703	-	5,433	13,196	8,038	(5,001)	33,369

* Previously known as Consumer Services